Form 6-K
No. 3

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ______March________________________2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date:	March 14, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 14, 2005

De-listing of ADRs from NASDAQ and of euro denominated B-shares in Stockholm

(ELUX) As previously announced, Electrolux has decided to delist its American Depository Receipts (ADRs) from the NASDAQ Stock Market in the US. The de-listing will be effective as of March 31, 2005.

Electrolux has also decided to de-list its euro denominated B-shares from the Stockholm Stock Exchange. The turnover in these shares is not deemed to justify the costs associated with the listing. The last day of trading in the euro denominated B-shares will be March 31, 2005.

In connection with the de-listing, the euro denominated B-shares will be converted to ordinary SEK denominated B-shares. The shares will automatically be available for trading in SEK on the Stockholm Stock Exchange from April 1, 2005. The de-listing and conversion will be made free of any Swedish stock market or securities depository fees or charges for the affected shareholders.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.